Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Smart Modular Technologies (WWH), Inc.
We consent to the incorporation by reference in the registration statement No. 333-131673 on Form S-8 of Smart Modular Technologies (WWH), Inc. of our report dated October 25, 2006, with respect to the consolidated and combined statements of operations, business/shareholders’ equity and other comprehensive income (loss), and cash flows for the years ended August 31, 2006 and 2005, the period from January 28, 2004 (inception) to August 31, 2004 (Successor Business), and the period from September 1, 2003 to April 16, 2004 (Predecessor Business), and the related financial statement schedule, which report appears in the 2006 Annual Report on Form 10-K of SMART Modular Technologies (WWH), Inc.
/s/ KPMG LLP
Mountain View, California
October 25, 2006